                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            REUNION INDUSTRIES, INC.
                      (formerly Reunion Resources Company)

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  761312-10-7
                             (FORMERLY 761314-10-3)
                                 (CUSIP Number)

                             BRIAN D. BEGLIN, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                     10022
                                 (212) 207-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 14, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

(1)  Name of reporting persons...........................   CHARLES E. BRADLEY, SR.
(2)  Check the appropriate box if a member of a group       (a)    [X]
     (see instructions)..................................   (b)    [ ]

(3)  SEC use only........................................
(4)  Source of funds (see instructions)..................   OO
(5)  Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e).............   [ ]
(6)  Citizenship or place of organization................   United States
Number of shares beneficially owned by each reporting
person with:
(7)  Sole voting power...................................     114,605
(8)  Shared voting power.................................   2,923,165
(9)  Sole dispositive power..............................     114,605
(10) Shared dispositive power............................   7,429,992
(11) Aggregate amount beneficially owned by each
     reporting person....................................   7,544,597
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)...................   [ ]
(13) Percent of class represented by amount in Row (11)..   49.4%
(14) Type of reporting person (see instructions).........   IN

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

(1)  Name of reporting persons...........................   CHARLES E. BRADLEY, SR. FAMILY LIMITED
                                                            PARTNERSHIP
(2)  Check the appropriate box if a member of a group       (a)    [X]
     (see instructions)..................................   (b)    [ ]

(3)  SEC use only........................................
(4)  Source of funds (see instructions)..................   OO
(5)  Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e).............
(6)  Citizenship or place of organization................   Connecticut
Number of shares beneficially owned by each reporting
person with:
(7)  Sole voting power...................................   None
(8)  Shared voting power.................................   4,506,827
(9)  Sole dispositive power..............................   None
(10) Shared dispositive power............................   4,506,827
(11) Aggregate amount beneficially owned by each
     reporting person....................................   4,506,827
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)...................   [ ]
(13) Percent of class represented by amount in Row (11)..   29.6%
(14) Type of reporting person (see instructions).........   PN

                                 SCHEDULE 13D

CUSIP NO. 76132-10-7


(15) Name of reporting persons..........................   KIMBALL J. BRADLEY
(16) Check the appropriate box if a member of a group      (a)    [X]
     (see instructions).................................   (b)    [ ]

(17) SEC use only.......................................
(18) Source of funds (see instructions).................   OO
(19) Check if disclosure of legal proceedings is
     required pursuant to items 2(d) or 2(e)............   [ ]
(20) Citizenship or place of organization...............   United States
Number of shares beneficially owned by each reporting
person with:
(21) Sole voting power..................................     786,790
(22) Shared voting power................................   4,506,827
(23) Sole dispositive power.............................     786,790
(24) Shared dispositive power...........................   0
(25) Aggregate amount beneficially owned by each
     reporting person...................................   5,293,617
(26) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)..................   [ ]
(27) Percent of class represented by amount in Row (11).   34.7%
(28) Type of reporting person (see instructions)........   IN

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

                     REUNION INDUSTRIES, INC. SCHEDULE 13D

     This Statement is jointly filed by Mr. Charles E. Bradley, Sr. ("MR. BRADLEY"), Kimball J. Bradley ("MR. K. BRADLEY") and the Charles E. Bradley Family Limited Partnership (the "BRADLEY FLP" and, collectively with Mr. Bradley and Mr. K. Bradley, the "REPORTING PERSONS"). The shares of Common Stock (as defined below) owned by the Reporting Persons prior to June 14, 2000 were previously reported in a Group Filing on Schedule 13D, which Group was disbanded as of June 14, 2000.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "COMMON STOCK"), of Reunion Industries, Inc., a Delaware corporation ("REUNION"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.


ITEM 2.  IDENTITY AND BACKGROUND.

     1.  Charles E. Bradley, Sr.

     Mr. Bradley is the Chairman of the Board, Chief Executive Officer and a Director of Reunion, the President and sole director of KSB Acquisition Corp. ("KSB"), Hanna Investment Corporation ("HANNA") and Stanwich Financial Services Corp. ("SFSC") and the President and a Director of Stanwich Partners, Inc. Mr. Bradley's business address is c/o Stanwich Partners, Inc. One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Bradley is a citizen of the United States.

     During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.  Charles E. Bradley, Sr. Family Limited Partnership.

     The Bradley FLP is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the partnership. The principal business address of the Bradley FLP is One Stamford Landing, 62 Southfield Avenue, Stamford Connecticut 06902. Mr. Bradley is the sole general partner of the Bradley FLP.

     During the last five years neither the Bradley FLP nor Mr. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3.  Kimball J. Bradley

     Kimball J. Bradley is the President and Chief Operating Officer and a director of the Company. Mr. K. Bradley's business address is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222. Mr. K. Bradley is a citizen of the United States.

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

     During the last five years Mr. K. Bradley has not be convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 14, 2000, KSB exchanged 6,386 shares of the Series A Preferred Stock of Reunion held by KSB into 1,309,130 shares of the Common Stock of Reunion (the "KSB SHARES") at an exchange price of $5.00 per share of Common Stock (the "KSB EXCHANGE"). Simultaneously with the KSB Exchange, KSB purchased all of the shares of the capital stock of KSB held by Mr. John G. Poole ("MR. POOLE") for a purchase price of $340,445 which purchase price was paid by transferring 340,445 shares of the KSB Shares to Mr. Poole (the "KSB TRANSFER"). After giving effect to the KSB Transfer, KSB owns, in the aggregate, 968,685 shares of Common Stock of Reunion.

     On June 14, 2000, Hanna exchanged 2,647 shares of the Series A Preferred Stock of Reunion held by Hanna into 542,635 shares of the Common Stock of Reunion (the "HANNA SHARES") at an exchange price of $5.00 per share of Common Stock (the "HANNA EXCHANGE"). Simultaneously with the Hanna Exchange, Hanna purchased all of the shares of the capital stock of Hanna held by Mr. Poole for a purchase price of $253,185 which purchase price was paid by transferring 253,185 of the Hanna Shares to Mr. Poole (the "HANNA TRANSFER"). After giving effect to the Hanna Transfer, Hanna owns, in the aggregate, 289,450 shares of the Common Stock of Reunion.

     On June 14, 2000, SFSC exchanged 5,000 shares of the Series B Preferred Stock of Reunion held by SFSC into 1,393,750 shares of the Common Stock of Reunion (the "SFSC SHARES") at an exchange price of $5.00 per share of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired Common Stock previously and acquired beneficial ownership of the KSB Shares, Hanna Shares and SFSC Shares for investment. The Reporting Persons also intend to influence the control of the Company inasmuch as Mr. Bradley and Mr. K. Bradley are directors of the Company, and, respectively, its Chief Executive Officer, and President and Chief Operating Officer. The Reporting Persons may sell and buy Common Stock from time to time.

     As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D, but may have such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Bradley FLP owns, in the aggregate, 4,506,827 shares of Common Stock of Reunion, or approximately 29.6%, of the 15,235,624 shares of the Common Stock of Reunion (the "Outstanding Common Stock").

     Mr. Bradley is the general partner and manages the business and affairs of the Bradley FLP and, therefore, may be deemed to beneficially own the 4,506,827 shares of Common Stock of Reunion held by the Bradley FLP.

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

     Mr. Bradley is the president, sole director and a shareholder of KSB and, therefore, may be deemed to beneficially own the 968,685 shares of Common Stock of Reunion held by KSB.

     Mr. Bradley is also the president, sole director and a shareholder of Hanna and, therefore, may be deemed to beneficially own the 289,450 shares of the Common Stock of Reunion held by Hanna.

     Mr. Bradley individually owns 64,871 shares of Common Stock of Reunion and is deemed to beneficially own 49,734 shares of Common Stock of Reunion by virtue of options to purchase 49,734 shares of Common Stock of Reunion that are exercisable within 60 days.

     In addition to the SFSC Shares, SFSC owns 271,280 shares of Common Stock of Reunion. Therefore, SFSC owns, in the aggregate, 1,665,030 shares of Common Stock of Reunion. Mr. Bradley is the President, sole director and a shareholder of SFSC and, therefore, may be deemed to beneficially own the 1,665,030 shares of Common Stock of Reunion held by SFSC.

     Accordingly, Mr. Bradley may be deemed to beneficially own, in the aggregate, 7,544,597 shares of Common Stock of Reunion, or approximately 49.4% of the sum of the Outstanding Common Stock plus 49,734 shares represented by Mr. Bradley's options.

     Mr. K. Bradley individually owns 778,456 shares of Common stock of Reunion and is deemed to beneficially own 8,334 shares of Common Stock of Reunion by virtue of options to purchase 8,334 shares of Common Stock of Reunion that are exercisable within 60 days.

     Mr. K. Bradley is the person designated to vote the 4,506,827 shares of Common Stock of Reunion held by the Bradley FLP, and he therefore may be deemed to beneficially own such shares.

     Accordingly, Mr. K. Bradley may be deemed to beneficially own, in the aggregate, 5,293,617 shares of Common stock of Reunion, or approximately 34.7% of the sum of Outstanding Common Stock plus 8,334 shares represented by his options.

     (b) The Bradley FLP and Mr. Bradley may be deemed to share the power to dispose or to direct the disposition of the 4,506,827 shares of Common Stock of the Company held by the Bradley FLP. The Bradley FLP's power to dispose of these shares is based upon its record ownership of these shares. Mr. Bradley's power to direct the disposition of these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP. The Bradley FLP and Mr. K. Bradley may be deemed to share the power to vote the 4,506,827 shares held by the Bradley FLP based upon (i) the Bradley FLP's record ownership of these shares and (ii) Mr. K. Bradley's designation by the Bradley FLP as the person to vote these shares.

     Mr. Bradley may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the shares held by KSB, Hanna and SFSC based upon his relationships as an officer, director and shareholder with each of KSB, Hanna and SFSC.

     Mr. Bradley has the sole power to vote and the sole power to dispose of the 114,605 shares of Common Stock of the Company held by Mr. Bradley based upon his record ownership of 64,871 shares of Common Stock of the Company and by virtue of options to purchase 49,734 shares of Common Stock of the Company.

     Mr. K. Bradley has the sole power to vote and dispose of the 786,790 shares of Common Stock deemed to be beneficially owned by him.

                                 SCHEDULE 13D

CUSIP NO. 761312-10-7

     (c)  None

     (d)  None

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Securities Pledge Agreement (the "PLEDGE AGREEMENT"), dated as of May 1, 1993, between Bradley FLP, the John Grier Poole Family Limited Partnership, the Company, as successor to Chatwins in the recent merger of Chatwins with and into the Company, and the State Street Bank and Trust Company, as successor Collateral Agent to The First National Bank of Boston (the "COLLATERAL AGENT"), the Bradley FLP pledged 4,145,247 shares of the Common Stock of the Company (the "PLEDGED SHARES") to secure the Company's obligations under the Indenture, dated as of May 1, 1993, between the Company and State Trustee, as Trustee. Upon the occurrence of a Realization Event, as defined in the Pledge Agreement, the voting rights for the Pledged Shares would immediately become vested in the Collateral Agent.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement between Mr. Bradley, Mr. K. Bradley and the Bradley
FLP.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 30, 2000
                                          CHARLES E. BRADLEY, SR. FAMILY
                                          LIMITED PARTNERSHIP


                                          By: /s/ Charles E. Bradley, Sr.
                                             ---------------------------------
                                             Charles E. Bradley, Sr.
                                             General Partner

                                          /s/ Charles E. Bradley, Sr.
                                          ---------------------------------
                                          Charles E. Bradley, Sr.

                                          /s/ Kimball J. Bradley
                                          ---------------------------------
                                          Kimball J. Bradley